CONFIDENTIAL TREATMENT REQUESTED
BY REALPAGE, INC.: RP-003

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.
July 26, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Attention:	Barbara C. Jacobs, Assistant Director Patrick Gilmore, Accounting Branch Chief Katherine Wray, Staff Attorney Jennifer Fugario, Staff Accountant

Re:	RealPage, Inc. Registration Statement on Form S-1 File No. 333-166397 Initially Filed April 29, 2010 Amendment No. 2 Filed July 2, 2010
Ladies and Gentlemen:
          We are submitting this letter on behalf of RealPage, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 19, 2010 (the “Staff Letter”) relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-166397) (the “Registration Statement”) filed with the Commission on July 2, 2010 (“Amendment No. 2”).
          Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company's request for confidential treatment for selected portions of this letter and the supplemental materials pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act.
          The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and four marked copies of Amendment No. 3 (against Amendment No. 2).
          In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3.

Securities and Exchange Commission
Re: RealPage, Inc.
July 26, 2010

Summary Consolidated Financial Data, page 7
1.	We note the revisions made to footnote (2) on page 9 of this section and page 45 of the section relating to Selected Consolidated Financial Data which states that pro forma weighted average shares outstanding assumes the sale of the number of shares of common stock to be issued through the offering. Please note that the denominator in computing pro forma earnings per share should include only those common shares whose proceeds are being reflected in pro forma adjustments in the income statements, such as proceeds used for debt repayment. It would not be appropriate to include the number of common shares whose proceeds will be used for general corporate purposes in computing pro forma earnings per share. Please note that you may present “additional” earnings per share data reflecting the issuance of all shares if you consider this meaningful. However, if this will be shown on the face of the pro forma income statement, it should be labeled appropriately.
          In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 45 related to pro forma weighted average shares outstanding to clarify that the denominator includes only those common shares whose proceeds are being reflected in pro forma adjustments in the income statements.
Executive Compensation
Compensation Discussion and Analysis
Compensation Components
Performance-Based Cash Bonuses, page 109
2.	We note the charts you have added to page 110 depicting the 2009 overall corporate revenue and adjusted EBITDA performance targets and achievement levels used to determine cash awards to your named executive officers under your management incentive plan. The footnote to the charts states that the 2009 management incentive plan results are different from similar metrics disclosed elsewhere in the registration statement. Please briefly describe the “other one-time adjustments” that were made in calculating revenue and/or adjusted EBITDA results under the plan to clarify how these metrics are calculated from your financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission
Re: RealPage, Inc.
July 26, 2010

          In response to the Staff’s comment, the Company has revised the disclosure on page 110 to briefly describe the other one-time adjustments that were made in calculating revenue and/or EBITDA results under the plan to clarify how these metrics are calculated from the Company’s financial statements.
Item 16. Exhibits and Financial Statement Schedules, page II-13
3.	We note your response to prior comment 10 relating to the shareholder consent required for mandatory conversion of all of the company’s redeemable convertible preferred stock that you anticipate obtaining immediately prior to closing this offering. Please provide a copy of the executed consent to the staff supplementally for our review prior to requested effectiveness of the registration statement.
          The Company will provide a copy of the executed stockholder consent required for mandatory conversion of all of the Company’s redeemable convertible preferred stock to the Staff supplementally for your review prior to requesting acceleration of the effectiveness of the registration statement.
Timing Considerations
          The Company wishes to notify the Staff supplementally that it intends to file Amendment No. 4 to the Registration Statement on July 27, 2010 (“Amendment No. 4”), which will include a price range of $[****] – $[****] on its cover and complete those portions of the registration statement that are dependent on the price range. The Company also intends to include disclosure regarding common stock valuation in Amendment No. 4 that is consistent with the analysis the Company provided to the Staff supplementally in the Company’s response letter to the Staff dated July 2, 2010, which was filed in connection with Amendment No. 2:
          “We believe the increase in the fair value of our common stock from July 14, 2010 as determined by our compensation committee to the price range set forth on the cover of this prospectus results primarily from the following factors.
•	Substantially Enhanced Balance Sheet and Financial Condition. The proceeds of a successful public offering would strengthen substantially our balance sheet by increasing our cash and reducing our outstanding indebtedness. Additionally, the completion of a public offering would provide us with access to the public company debt and equity markets.

•	Substantially Enhanced Liquidity and Marketability of Our Stock. The valuation of our common stock by our compensation committee on July 14, 2010 reflected the fact that the common stock on that date was illiquid and the risk that, in view of difficult public offering market conditions, a public offering remained uncertain. The valuation reflected in the price range set forth on the cover of this preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradeable stock that would be sold in the public offering market without liquidity and marketability discounts.

•	IPO Scenario Probability. The valuation of our common stock by our compensation committee on July 14, 2010 assumed a 20% probability that we would remain a private company through 2010 and reflected the execution and timing risks associated with the completion of our public offering. However, the price range set forth on the cover of this prospectus assumes the successful completion of our public offering, resulting in an increased common stock valuation as compared to our prior valuations.

•	Conversion of Preferred Stock. Our redeemable convertible preferred stock currently enjoys substantial economic rights and preferences over our common stock, including fair value redemption rights and cumulative dividends. The price range set forth on the cover of this prospectus assumes the conversion of our redeemable convertible preferred stock upon the completion of our initial public offering and the corresponding elimination of these preferences resulting in an increased common stock valuation.
          The prospects of a successful offering by us remained uncertain as of July 14, 2010. The public capital markets have experienced extreme volatility and uncertainty in the months that have passed since we initially filed the registration statement. As a result, several proposed initial public offerings during this period, including initial public offerings by technology companies, have been abandoned, delayed or priced below their proposed price range.”
          Additionally, the Company wishes to notify the Staff supplementally that it intends to print its preliminary prospectus on July 27, 2010 from Amendment No. 4 and commence its road show on July 28, 2010, with a target of pricing its offering on August 11, 2010.
******

Securities and Exchange Commission
Re: RealPage, Inc.
July 26, 2010

          Please direct your questions or comments regarding this letter or Amendment No. 3 to the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted, WILSON SONISINI GOODRICH & ROSATI, Professional Corporation /s/ Paul R. Tobias Paul R. Tobias

cc:	Timothy J. Barker, RealPage, Inc. Margot Lebenberg, RealPage, Inc. William H. Hinman Jr., Simpson Thacher & Bartlett LLP